Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

June 25, 2008

Contact: Peter Truell

(212) 412 7576

peter.truell@barclayscapital.com

Kristin Friel

(212) 412 7521

kristin.friel@barclayscapital.com

Christine Hudacko

(415) 597 2687

christine.hudacko@barclaysglobal.com

FOR IMMEDIATE RELEASE

Barclays Launches First Exchange Traded Note Linked to Carbon

New York, NY (June 25, 2008) – Barclays Bank PLC announced today the launch of the iPath® Global Carbon Exchange Traded Note (ETN) on the NYSE Arca stock exchange. It is the first iPath® ETN to offer investors exposure to the global price of carbon. Barclays, a leading intermediary in the environmental markets, is launching this investment vehicle to meet the needs of investors’ growing appetite for exposure to Greenhouse Gas prices.

This new iPath® ETN is linked to the Barclays Capital Global Carbon Index Total ReturnTM. The index tracks the performance of the most liquid carbon credits associated with the world’s major greenhouse gas emissions trading plans and is designed to be a global industry benchmark for carbon-related investing. Currently, the index includes two plans: European Union Emissions Trading Scheme and the Kyoto Protocol’s Clean Development Mechanism. Eligible plans are selected from the growing universe of tradable carbon credits and are regularly reviewed for inclusion.

“The global carbon arena has the potential to become one of the world’s largest commodities markets and we are pleased to offer investors exposure to this growing market,” said Philippe El-Asmar, Head of Solution Sales, Americas at Barclays Capital. “The launch of this product underscores the importance of our environmental markets business and providing clients with access to harder-to-reach markets.”

The firm also launched ten new iPath® ETNs designed to offer exposure to sub-indices of the Dow Jones-AIG Commodity Index Total ReturnSM. They are linked to aluminum, cocoa, coffee, cotton, lead, platinum, precious metals, softs*, sugar and tin.

The new iPath® ETNs have a 30-year maturity and are senior, unsecured, unsubordinated debt securities issued by Barclays Bank PLC linked to the performance of a market index. iPath® ETNs, which investors can trade on an exchange at market prices, are designed to provide investors with convenient access to the returns of market benchmarks, less investor fees.

Several Barclays divisions worked together to create this success. Barclays Bank PLC is the issuer, Barclays Capital Inc. is the issuer’s agent, and Barclays Global Investors Services is the promoter of iPath® ETNs to intermediaries.

The pricing supplements can be found on the SEC website at:

•	iPath® Global Carbon ETN (GRN)

http://www.sec.gov/Archives/edgar/data/312070/000119312508139238/d424b3.htm

•	iPath® Dow Jones-AIG Aluminum Total Return Sub-IndexSM ETN (JJU)

http://www.sec.gov/Archives/edgar/data/312070/000119312508139235/d424b2.htm

•	iPath® Dow Jones-AIG Cocoa Total Return Sub-IndexSM ETN (NIB)

http://www.sec.gov/Archives/edgar/data/312070/000119312508139235/d424b2.htm

•	iPath® Dow Jones-AIG Coffee Total Return Sub-IndexSM ETN (JO)

http://www.sec.gov/Archives/edgar/data/312070/000119312508139235/d424b2.htm

•	iPath® Dow Jones-AIG Cotton Total Return Sub-IndexSM ETN (BAL)

http://www.sec.gov/Archives/edgar/data/312070/000119312508139235/d424b2.htm

•	iPath® Dow Jones-AIG Lead Total Return Sub-IndexSM ETN (LD)

http://www.sec.gov/Archives/edgar/data/312070/000119312508139235/d424b2.htm

•	iPath® Dow Jones-AIG Platinum Total Return Sub-IndexSM ETN (PGM)

http://www.sec.gov/Archives/edgar/data/312070/000119312508139235/d424b2.htm

•	iPath® Dow Jones-AIG Precious Metals Total Return Sub-Index SM ETN (JJP)

http://www.sec.gov/Archives/edgar/data/312070/000119312508139235/d424b2.htm

•	iPath® Dow Jones-AIG Softs Total Return Sub-IndexSM ETN (JJS)

http://www.sec.gov/Archives/edgar/data/312070/000119312508139235/d424b2.htm

•	iPath® Dow Jones-AIG Sugar Total Return Sub-IndexSM ETN (SGG)

http://www.sec.gov/Archives/edgar/data/312070/000119312508139235/d424b2.htm

•	iPath® Dow Jones-AIG Tin Total Return Sub-IndexSM ETN (JJT)

http://www.sec.gov/Archives/edgar/data/312070/000119312508139235/d424b2.htm

The following link provides further information about the iPath ETNs: http://www.iPathETN.com

Barclays Capital provides data, analytics and support for the Barclays Capital Global Carbon Index Total ReturnTM index via web-based and other e-commerce protocols. The indices are available on Barclays Capital’s index website (http://www.barcap.com/indices) and Bloomberg.

*	Softs include sugar, coffee and cotton.

About Barclays

Barclays PLC is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. It is one of the largest financial services companies in the world by market capitalisation. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 135,000 people. Barclays moves, lends, invests and protects money for over 27 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

The index components for iPath ETNs linked to commodities indexes are concentrated in the commodities sector. The market value of the Securities may be influenced by many unpredictable factors, including, where applicable, highly volatile commodities prices, changes in supply and demand relationships; weather; agriculture; trade; pestilence; changes in interest rates; and monetary and other governmental policies, action and inaction. Index components that track the performance of a single commodity, or index components concentrated in a single sector, are speculative and may typically exhibit higher volatility. The current or “spot” prices of the underlying physical commodities may also affect, in a volatile and inconsistent manner, the prices of futures contracts in respect of the relevant commodity. These factors may affect the value of the index and the value of your Securities in varying ways.

An investment in iPath ETNs linked to the performance of the Barclays Capital Global Carbon Index Total ReturnTM is subject to risks associated with fluctuations, particularly a decline, in the performance of the index caused by unpredictable volatility and movement in the prices of the index components. Trading in futures contracts on carbon emissions commodities, including trading in the index components, is speculative and can be extremely volatile. The commodity futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. Market prices of the index components may fluctuate rapidly based on numerous factors including but not limited to changes in supply and demand, domestic and foreign political or government actions and technological developments. These factors could adversely affect the value of the Index and, therefore, the value of your Securities.

“Dow Jones®”, “AIG®”, “Dow Jones-AIG Commodity IndexSM”, “DJ-AIGCISM”, “Dow Jones-AIG Commodity Index Total ReturnSM ”, “Dow Jones-AIG Aluminum Total Return Sub-IndexSM”, “Dow Jones-AIG Cocoa Total Return Sub-IndexSM”, “Dow Jones-AIG Coffee Total Return Sub-IndexSM”, “Dow Jones-AIG Cotton Total Return Sub-IndexSM”, “Dow Jones-AIG Lead Total Return Sub-Index SM”, “Dow Jones-AIG Platinum Total Return Sub-IndexSM”, “Dow Jones-AIG Precious Metals Total Return Sub-IndexSM”, “Dow Jones-AIG Softs Total Return Sub-IndexSM”, “Dow Jones-AIG Sugar Total Return Sub-IndexSM” and “Dow Jones-AIG Tin Total Return Sub-IndexSM” are registered trademarks or servicemarks of Dow Jones & Company, Inc. (“Dow Jones”), and American International Group, Inc. (“AIG”), as the case may be, and have been licensed for use for certain purposes by Barclays Bank PLC for the Securities. The Securities based on the Dow Jones–AIG Commodity Index Total ReturnSM are not sponsored, endorsed, sold or promoted by Dow Jones, AIG Financial Products Corp. (“AIG-FP”), AIG, or any of their respective subsidiaries or affiliates and none of Dow Jones, AIG-FP, AIG, or any of their respective subsidiaries or affiliates makes any representation regarding the advisability of investing in such Securities.

“Barclays Capital Global Carbon IndexTM” and “Barclays Capital Global Carbon Index Total ReturnTM” are trademarks of Barclays Bank PLC and have been licensed for use by Barclays Capital in connection with the calculation of the Index.

© 2008 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. 7299-iP-0608

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